Lihua International, Inc.
Houxiang Five Star Industry District
Danyang City, Jiangsu Province, PR China 212312

March 11, 2009

Pamela Long, Esq.
Division of Corporate Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lihua International, Inc. Registration Statement on Form S-1 Amendment No. 1 Filed February 12, 2009 File No. 333-156120

Dear Ms. Long:

Lihua International, Inc. (“We” or the “Company”) is hereby submitting for filing via the EDGAR system a Pre-Effective Amendment No. 2 on Form S-1/A (“Amendment No. 2”) to a registration statement that was originally filed on Form S-1 on December 15, 2008 (the “Registration Statement”). We are also forwarding to you via Federal Express three courtesy copies of this letter and Amendment No. 2 in a clean and marked version to show changes from Amendment No. 1 to the Registration Statement.

Based upon the Staff’s review of the Registration Statement, the Securities and Exchange Commission (the “Commission”) issued a comment letter dated February 27, 2009 (the Comment Letter”). The following consists of the Company’s responses to the Comment Letter in identical numerical sequence. In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s letter.

General

1.
As noted in your response to our prior comment three, please provide updated audited financial statements and related disclosures, including retro-actively restated historical earnings per share disclosures, as required by Item 8-08 of Regulation S-X.

Response:

The Company will provide financial statements for the year ended December 31, 2008 and related disclosures prior to going effective.

Jianhua Zhu
Lihua International, Inc.
March 11, 2009

2.
We note your response to our prior comment four and appreciate the additional information you provided.  In your updated financial statements, please explain how you determined the allocation between the convertible preferred stock and the warrants and explain if and how you considered this allocation in determining whether a beneficial conversion feature existed.  Please also explain how the amount of any beneficial conversion feature was determined and accounted for.

Response:

We will include this additional disclosure in the Notes to our updated financial statement for the year ended December 31, 2008.

3.
We note your response to our prior comment six.  Please revise your disclosures on page 35 to specify the date through which there were no disagreements (which we assume was the date of your Form 8-K) as required Item 304(a)(1)(iv) of Regulation S-K and incorporate the letter from your former accountant as an exhibit as required by Item 601(b)(16) of Regulation S-K.

Response:

We have revised the disclosure on page 35 to specify a date of December 19, 2008.

Outside Front Cover of Prospectus

4.
We note your revised disclosure in response to comment 7 of our January 13, 2009 letter.  Given that the selling shareholders would have to sell the shares at a fixed price until a public market for your shares is established, please revise your disclosure to remove the word “negotiated” from your disclosure here and elsewhere in the document where similar disclosure appears.  Please be advised that after a public market is established, the selling shareholders may sell their shares at “privately negotiated prices”.

Response:

We have revised the disclosure on the outside front cover of the prospectus to remove the word “negotiated.”

Background, page 2

5.
We note that as a result of the share exchange on October 31, 2008, Magnify Wealth acquired approximately 93.5% of your issued and outstanding common stock.  We further note that Magnify Wealth owned 100% of the equity interests in Ally Profit due to the Share Transfer Agreement.  Please clarify and explain the details of the transaction that resulted in Magnify Wealth owning 100% of Ally Profit and the two PRC operating entities.  It appears to us that the Share Transfer Agreement may have resulted in a change of ownership of the two PRC operating entities from Mr. Zhu to Mr. Chu however; it is not clear to us if or how this acquisition was accounted for.  It is also not clear if Mr. Zhu and Mr. Chu are related parties.  Please provide us a more comprehensive explanation of the nature of and the reasons for the Share Transfer Agreement between Mr. Zhu and Mr. Chu, explain any accounting implications of this agreement, and identify any relationship between the parties.  Also, please provide us a tabular presentation that identifies the ownership interests in each entity identified on page 2 and Magnify Wealth both before and after the Share Transfer Agreement and the Reorganization.

Jianhua Zhu
Lihua International, Inc.
March 11, 2009

Response:

Mr. Chu incorporated Magnify Wealth, a British Virgin Islands company, on March 12, 2008 and Magnify Wealth incorporated Ally Profit, a BVI company also on March 12, 2008.  Then Ally Profit incorporated Lihua Holdings Limited, a Hong Kong company, on April 17, 2008.  We would like to clarify that Magnify Wealth did not acquire 100% ownership equity interest in Ally Profit  due to the Share Transfer Agreement, but has always been the sole shareholder of Ally Profit.

In June 2008, pursuant to a reorganization plan (the “Reorganization”) intended to ensure compliance with the PRC rules and regulations, Ally Profit through its direct wholly-owned subsidiary Lihua Holdings, acquired 100% equity interest in Lihua Electron and Lihua Copper (the two PRC operating entities) from companies controlled by Mr. Zhu and other minority shareholders.

Before the Reorganization, Mr. Zhu had majority equity interests in both Lihua Electron and Lihua Copper. Mr. Zhu was also the managing director of both Lihua Electron and Lihua Copper before and after the Reorganization.

As part of the Reorganization, Mr. Chu, the sole shareholder of Magnify Wealth, appointed Mr. Zhu as the sole director of Magnify Wealth, Ally Profit, as well as Lihua Holdings. Additionally, Mr. Chu undertook to Mr. Zhu that no further directors would be appointed to the board of either Magnify Wealth, Ally Profit or Lihua Holdings without the prior written consent of Mr. Zhu.

As a result of these appointments and the undertaking of Mr. Chu, Lihua Electron and Lihua Copper have been under the common operating and management control of Mr. Zhu before, during and after the Reorganization. Therefore, the Reorganization has been accounted for as a combination of entities under common control using the “as if” pooling method of accounting, with no adjustment to the historical basis of the assets and liabilities of Lihua Electron and Lihua Copper, and the operations were consolidated as if the Reorganization occurred as of the beginning of the first accounting period presented in our financial statements.

Jianhua Zhu
Lihua International, Inc.
March 11, 2009

Mr. Chu is a Hong Kong citizen and Mr. Zhu is a PRC citizen.  They are not related parties.

Exhibit A attached to this letter provides a tabular presentation that identifies the ownership interests of the entities identified on page 2 of the prospectus and Magnify Wealth both before and after the Reorganization and after the October 31, 2008 share exchange.  We would like to clarify that the Share Transfer Agreement dated October 22, 2008 between Mr. Chu and Mr. Zhu has not resulted in any change of ownership interests to date.

6.
We note your response to our prior comment five.  We note that under the Share Transfer Agreement with your CEO, Mr. Chu has granted Mr. Zhu the option to purchase all of the shares of Magnify Wealth if certain performance targets are met.  Please disclose how you have or will account for this agreement and address the impact if the performance targets are met and not met.  Also, please disclose how you have or will account for the Securities Escrow Agreement and address the impact if the performance targets are met and not met.  Finally, please ensure that your disclosures related to the agreements associated with the private placement are appropriately updated and indicate the dates on which escrows have been or are expected to be released and/or the dates on which penalties have been or are would be required.

Response:

As part of the Reorganization referred to in response to Comment 5 above, Mr. Zhu and Mr. Chu entered into a Share Transfer Agreement dated October 22, 2008, pursuant to which Mr. Chu granted to Mr. Zhu the option to purchase all of the 3,000 ordinary shares of Magnify Wealth held by Mr. Chu at the nominal price of $1.00 per share. The option shares vest and become exercisable upon Lihua Electron and Lihua Copper attaining consolidated net income performance targets for fiscal 2008, 2009, and 2010 of
$8 million (“2008 Target”), $11 million and $14 million respectively. If each performance target is met, 25% of the Option Shares will vest and become exercisable forty-five days after December 31, 2008, 25% of the Option shares will vest and become exercisable forty-five days after December 31, 2009 and the remaining 50% of the Option Shares will vest and become exercisable forty five days after December 31, 2010.

The purpose of the Share Transfer Agreement is to enable Mr. Zhu to re-acquire the ultimate legal ownership of Lihua Electron and Lihua Copper in compliance with the PRC rules and regulations. For this reason, on March 7, 2009, Mr. Zhu and Mr. Chu entered into an amendment to the Share Transfer Agreement whereby alternate conditions for Mr. Zhu to exercise the Option Shares have been included such that Mr. Zhu will be entitled to exercise all of the Option Shares as long as the audited consolidated net income of Lihua Electron and Lihua Copper for fiscal 2008 is 10% or more higher than the 2008 Target (“Alternate Performance Target”) no matter whether the performance targets for 2009 and 2010 are met or not.

Jianhua Zhu
Lihua International, Inc.
March 11, 2009

Based on the consolidated financial statements of Ally Profit for the nine months ended September 30, 2008, which shows a consolidated net income of $9.8 million, it is fully expected that the Alternate Performance Target will be met and Mr. Zhu will exercise all of the Option Shares only subject to the passage of time.  We have revised the disclosure on pages 3, 39, 56, F-7, F-21, Q-5 and Q-19 to include disclosure regarding this amendment.

The Share Transfer Agreement is considered an inseparable and indispensable part of the Reorganization which has been accounted for as a combination of entities under common control using the “as if” pooling method of accounting as more fully explained in response to Comment 5.

According to the Securities Escrow Agreement, if the net income threshold is met, the Escrow Shares will be released back to Magnify Wealth. According to the Accounting Interpretation and Guidance of the staff of the SEC, the placement of shares in escrow is viewed as a recapitalization similar to a reverse stock split. The agreement to release the shares upon achievement of certain criteria is presumed to be a separate compensatory arrangement with the registrant. Accordingly, when the Escrow Shares are released back to Magnify Wealth, an expense equal to the amount of the grant-date fair value of the shares as of the date of the Securities Escrow Agreement will be recognized in our financial statements in accordance with SFAS No. 123R, “Accounting for Stock-Based Compensation”. Otherwise, if the net income threshold is not met and the Escrow Shares are released to the investors instead of Magnify Wealth, it will be accounted for as a capital transaction with the investors resulting in no income or expense being recognized in our financial statements.

The Offering; page 4

7.
We note your response to comment 15 of our January 13, 2009 letter.  Please include in an appropriate section of the prospectus a summary of your response related to how the 975,000 shares of common stock were issued, including among other things:

▪	whether the shares being offered by Messrs. Rapp, Chapman and Allen represent founders’ stock;

▪
how Messrs. Allen, Raskas, Appel and Hocker acquired the shares of common stock being registered, and to the extent that BCM Equity Partners II LLC, a party to the Original Shareholder Lock-Up Agreement, transferred these shares to them, describe the original transaction pursuant to which BCM Equity Partners acquired the shares and in what capacity; and

▪	how the shares of common stock were originally issued to Penumbra Worldwide and Gerald Scott Klayman.

Jianhua Zhu
Lihua International, Inc.
March 11, 2009

To the extent that any of these shares of common stock were issued pursuant to an agreement, that agreement must be filed as an exhibit in accordance with Item 601(b)(4) of Regulation S-K.  We note that the lock-up and registration rights agreements referenced in your response do not relate to the actual issuance of the shares.

Response:

We have added the requested disclosure on page 19, and have included as exhibits (or incorporated by reference where appropriate) the agreements pursuant to which the shares were issued.

Risk Factors, page 6

PRC regulations relating to mergers and acquisitions of domestic enterprises by foreign investors may increase the administrative burden we face and create  regulatory uncertainties, page 14

8.
We note your response to comment 18 of our January 13, 2009 letter; however, you provide no legal basis for your assertion that your business is not subject to the “Chinese limitations on foreign investment and ownership”.

Response:

The Foreign Investment Industrial Catalogue jointly issued by the Ministry of Commerce (“MOFCOM”) and the National Development and Reform Commission (“NDRC”) in 2007 classifies various industries/business into three different categories: (i) encouraged for foreign investment, (ii) restricted to foreign investment, and (iii) prohibited from foreign investment.  For any industry/business not covered by any of these three categories, they will be deemed industries/business permitted to have foreign investment.  Except for those expressly provided restrictions, encouraged and permitted industries/business are usually 100% open to foreign investment and ownership.  With regard to those industries/business restricted to or prohibited from foreign investment, there is always a limitation on foreign investment and ownership.  The reason that our business is not subject to limitation on foreign investment and ownership is as follows:

Jianhua Zhu
Lihua International, Inc.
March 11, 2009

(i) our business falls under the class of “manufacturing of materials for processing beryllium copper straps, lines, pipes and rods , which is open to 100% foreign investment and ownership;

(ii) our business does not fall under the industry categories that are restricted to, or prohibited from foreign investment;

(iii)  whether a business is subject to foreign investment restriction is subject to interpretation by MOFCOM and/or the NDRC, restructuring of each of our operating entities into a wholly foreign owned enterprise, each of which has been approved by the local MOFCOM, can also directly evidence no limitation on foreign investment and ownership to our business.

Please provide additional analysis to explain why there is uncertainty about the application of the M&A rule to the Exchange Agreement, and whether there is a risk that the PRC government could require you to unwind the share exchange, resulting in your loss of ownership of the operating companies.  We may have additional comments following the review of your revised disclosure.

Response:

The Company does not believe that there is a risk that the PRC government could require us to unwind the share exchange.

According to Rule 55 of the M&A rules and Guidance Manual on Administration of Entry of Foreign Investment issued by the Department of Foreign Investment Administration of the Ministry of Commerce in December 2008, conversion of a joint venture to a wholly foreign owned enterprise by way of equity transfer from a Chinese party to a foreign party, shall not be subject to the M&A rules, and the M&A rules are only applicable to acquisitions of a domestic enterprise or its assets by a foreigner.

The M&A rules also require offshore companies formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission (“CSRC”) prior to the public listing of their securities on an overseas stock exchange.  On September 21, 2006, pursuant to the New M&A Rules and other PRC Laws, the CSRC published on its official website relevant guidance with respect to the listing and trading of PRC domestic enterprises’ securities on overseas stock exchanges (“Related Clarifications”), including a list of application materials regarding the listing on overseas stock exchanges by special purpose vehicles. However, the CSRC currently has not issued any definitive rule concerning whether the transactions effected by the Share Exchange are subject to the New M&A Rules and Related Clarifications.  Article 238 of the PRC Securities Law also provides that any domestic enterprise that directly or indirectly issues any securities abroad or lists its securities abroad for trading shall be subject to the approval of the securities regulatory authority under the State Council according to the relevant provisions of the State Council.

Jianhua Zhu
Lihua International, Inc.
March 11, 2009

There are substantial uncertainties regarding the interpretation and application of the above rules, and CSRC has yet to promulgate any written provisions or formally to declare or state whether the overseas listing of a PRC-related company similar to the Company is be subject to the approval of CSRC.  If CSRC approval is required in connection with the share exchange, our failure to obtain or delay in obtaining such approval could result in penalties imposed by CSRC and other PRC regulatory agencies.  These penalties could include fines and penalties on our operations in China, restriction or limitation on remitting dividends outside of China, and other forms of sanctions that may cause a material and adverse effect to our business, operations and financial conditions.

Notwithstanding the above risks, we believe that CSRC approval was not required in the context of the share exchange because (i) we are not a special purpose vehicle formed or controlled by PRC companies or PRC individuals, (ii) we are owned or substantively controlled by foreigners, and (iii) conversion of our operating entities from a joint venture to a wholly foreign owned enterprise is not subject to the M&A rules as discussed above. However, we cannot assure that the relevant PRC government agencies, including the CSRC, would reach the same conclusion, and we still cannot rule out the possibility that CSRC may deem that the transactions effected by the Share Exchange circumvented the M&A rules, Related Clarifications and PRC Securities Law, especially when taking into consideration of the performance-based incentive option arrangement by way of the share transfer between Mr. Zhu and Mr. Chu.

Though the M&A rules do not have express provisions in terms of penalties for failure to obtain CSRC approval, there are some other penalty provisions in other PRC laws and regulations regulating offshore listing, which can be cited as reference hereto:

(i) Pursuant to Article 188 of the PRC Securities Law, any entity that issues securities or issues securities in disguised form without verification or examination and approval by the statutory authority shall be ordered to cease issuance and refund the funds thus raised, together with bank deposit interest for the same period, and shall also be fined not less than 1 percent but not more than 5 percent of the amount of the proceeds illegally raised.  The persons directly in charge and the other persons directly responsible shall be given a disciplinary warning and also be fined not less than RMB30,000 ($4,325) but not more than RMB300,000 ($43,245). However, we believe that this penalty relates to a domestic listing because the PRC Securities Law primarily regulates domestic listing, and would not have any application with respect to the listing or de-listing of a company’s stock in the US stock market .

Jianhua Zhu
Lihua International, Inc.
March 11, 2009

(ii) Pursuant to the Circular of the State Council Concerning Further Strengthening the Administration of Overseas Issuance and Listing of Securities, the overseas listing of securities of a PRC-related company which violates this Circular shall be deemed as an issuance of shares without authorization or approval.  Persons in charge of the competent departments responsible for approval of overseas issuances could be given administrative sanctions if such person in charge is liable for the violation.  People heading the issuing entity and other people directly responsible for the issuance shall be penalized, including being demoted to a lower level position or having their employment terminated.  If the violation constitutes a crime, criminal liability may be claimed against the relevant responsible persons according to relevant laws.  The issuing entity, relevant agencies involved and the responsible people thereof shall be penalized by the CSRC in accordance with the provisions of the Interim Regulations on the Administration of Issuance and Trading of Securities and other relevant provisions.

We do not believe that any of these measures would allow or authorize the CSRC or other PRC governmental departments to unwind the share exchange, because the share exchange is a purely a foreign related transaction governed by foreign laws, and any PRC governmental department does not have jurisdiction over such a transaction.  However, there is a risk that such penalties may be applied to the relevant PRC operating entities.

Use of Proceeds, page 18

9.
We note your revised disclosure in response to our prior comment 19.  Please further revise your disclosure to clarify that one of the conditions to the cashless warrant exercise is that the registration statement covering the shares underlying the warrants is not declared effective, and not the shares themselves.

Response:

We have revised the disclosure on page 18 accordingly.

Selling Stockholders, page 19

10.
We note your response to our prior comment 22.  Please include footnote disclosure to the “Maximum Number of Shares to be Sold” column to incorporate part of your response related to what the numbers listed in this column represent.

Response:

We have added new footnote 2 on page 21 including the requested disclosure.

Jianhua Zhu
Lihua International, Inc.
March 11, 2009

MD&A — Results of Operations, page 28

11.
Please revise your discussion of results of operations to quantify and discuss the reasons for changes in tons shipped, average selling price per ton shipped, and average cost per ton shipped during each period presented.

Response:

We have revised the discussion on pages 28 and 31 to include the requested disclosure.

MD&A — Liquidity and Capital Resources.  page 34

12.
We note your revised liquidity disclosures.  Please enhance these disclosures to discuss the financing that is available to you.  We note that you intend to refinance your bank loans when they come due.  Please address whether you expect to be able to easily refinance these loans, the terms you expect to get and if you are not able to refinance what impact that would have on your business.

Response:

We have enhanced the disclosure on page 35 to include the requested disclosure.

13.
Additionally, we note your disclosure that “neither our cash flows from operations nor our bank loans had been sufficient to keep pace with the growth of our business and provide sufficient working capital to meet increased new orders and purchase necessary new equipment to expand production.”  We also note your disclosure that “We regularly review our cash funding requirements and attempt to meet those requirements through a combination of cash on hand, cash provided by operations, available borrowings under bank lines of credit and proceeds from private placements.  We believe that we can continue meeting our cash funding requirements for our business in this manner over the next twelve months.”  Please disclose and discuss the potential risks and uncertainties of your need to rely on proceeds from private placements.

Response:

We have reviewed our disclosure on page 35 and revised it to delete the reference to “private placements.”  The company believes that it can meet its cash requirements from cash on hand, cash provided by operations, and available borrowings under banks lines of credit.

Jianhua Zhu
Lihua International, Inc.
March 11, 2009

14.
We note your response to our prior comment twenty-eight.  Please revise your disclosures to more specifically discuss your capital expansion plans.  For example, please disclose the number of additional facilities you plan to operate, quantify the amount by which each facility is expected to expand your current capacity, and provide details of the specific steps necessary, and the expected timing of each step, to bring each facility into full production.

Response:

We have revised the disclosure on page 35 accordingly.

Business, page 37

Company Background, page 38

Agreements Related to the Private Placement, page 39

15.
We note your revised disclosure in response to comment 13 of our January 13, 2009 letter.  It appears that you did not fully address bullet points #1 and #3.  Please revise your disclosure to inform the investors that the amount of distribution from the escrow account depends on what percentage of the 2008 or 2009 Performance Threshold gets achieved (for example, if less than 50% of the 2008 Performance Threshold is achieved, based on the formula set forth in the Securities Escrow Agreement, all of the escrow shares may be released).

Response:

We have revised the disclosure on page 39 to include the requested disclosure.

Summary Compensation Table, page 53

16.	Please revise your summary compensation table to include “total” compensation paid for 2008 in the final column of the table.

Response:

We have revised the summary compensation table on page 53 accordingly.

Certain Relationship and Related Transactions, and Director Independence page 57 Transactions with Promoters, page 58

17.
We note your response to our prior comment 36 with respect to Penumbra Worldwide Ltd. and Gerry Klayman.  To the extent that the transactions between the company, Penumbra and Mr. Klayman represent related party transactions in accordance with Item 404(a) of Regulation S-K, please make the appropriate disclosures under the subheading “Transactions with Related Persons”.

Jianhua Zhu
Lihua International, Inc.
March 11, 2009

Response:

Neither Penumbra nor Mr. Klayman were related parties to the Company.  Accordingly, no further disclosure has been made.

Anti-Takeover Provisions, page 64

18.
We note your statement that your charter does not contain provisions that could have an anti-takeover effect.  However, your charter provides for blank check preferred stock that can be issued by the board with any terms the board designates.  Please discuss the designation of preferred stock by the board with terms that could have an anti-takeover effect.

Response:

We have revised the disclosure beginning on page 64 to include the requested disclosure

Part II

Exhibits, page 11-2

Exhibit 5.1 --Opinion of Loeb & Loeb regarding legality of the securities

19.
We note the revised legal opinion in response to our prior comment 46.  Since you are registering 975,000 shares of common stock which are currently outstanding and held by the selling shareholders, please have counsel revise its opinion to state that these shares are duly authorized, legally issued, fully paid, and non- assessable, without qualification as to sales contemplated by the registration statement.

Response:

We have revised Exhibit 5.1 accordingly.

Sincerely,

Lihua International, Inc.

By:  /s/ Jianhua Zhu
Name: Jianhua Zhu
Title:  Chief Executive Officer

c.c.	Mitchell S. Nussbaum, Esq. Tahra T. Wright, Esq.

EXHIBIT A

Entity (Jurisdiction) Incorporation Date	Ownership Before June 2008 Reorganization	Ownership After June 2008 Reorganization	Ownership After October 31, 2008 Share Exchange Agreement
Magnify Wealth (BVI) March 12, 2008	Fu Ho Chu (100%)	Fu Ho Chu (100%)	Fu Ho Chu (100%)
Lihua International (Delaware) January 24, 2006	Principal Shareholders: Philip Wagenheim Michael Rapp Clifford Chapman BCM Equity Partners II LLC Gerald Scott Klayman Penumbra Worldwide (100%)	Principal Shareholders: Philip Wagenheim Michael Rapp Clifford Chapman BCM Equity Partners II LLC Gerald Scott Klayman Penumbra Worldwide (100%)	Magnify Wealth (93.5%) Principal Shareholders (6.5%)
Ally Profit (BVI) March 12, 2008	Magnify Wealth (100%)	Magnify Wealth (100%)	Lihua International (100%)
Lihua Holdings (Hong Kong) April 17, 2008	Ally Profit (100%)	Ally Profit (100%)	Ally Profit (100%)
Lihua Electron (PRC) December 30, 1999	Danyang Special Electronics(a) (52.27%) Fu Ho Chu (45.46%) Europe E.D.C. Co., Ltd. (2.27%)	Lihua Holdings (100%)	Lihua Holdings (100%)
Lihua Copper (PRC) August 31, 2007	Invest Unicorn(b) (75%) Lihua Electron (25%)	Lihua Holdings (100%)	Lihua Holdings (100%)
(a)
Equity interests in Danyang Special Electronics Co., Ltd., a PRC domestic company, are held 60% by Mr. Zhu and 40% by his wife. Mr. Zhu and his wife are acting in concert and considered parties to the same control group.

(b)	Invest Unicorn Holdings Limited, a British Virgin Islands company, is 100% beneficially owned by Mr. Zhu.